Reserve a Spot in SwitchPitch

Changing how big and small companies work together ...the LinkedIn for business development.

RESERVE INVESTMENT

By making a reservation, you are requesting a spot to invest in SwitchPitch's upcoming offering. A reservation is non-binding and you may change the amount at any time.

EDIT PROFILE   SHARE

"Whether it's a temporary pitch, or for a long-term solution, SwitchPitch offers a unique opportunity to build a network, solve problems & foster innovation." Bryson Koehler Chief Information & Technology Officer, The Weather Company

Highlights

- Funding raised to date: $505,000
- Startup revenue originating from SwitchPitch platform: $3 million+
- Matched needs for companies like Citi, Assurant, HBO, Gannett and many more
- Grown startup database to more than 35,000 startups
- Posted 200+ projects, with an average success rate of 40%
- Featured in Inc, Fast Company, Washington Post, US News, New York Daily News, Upstart Journal, LA Times and many more

- Days Left to Invest: 87
- Security Type: Convertible Note
- Target Minimum Raise Amount: US $250,000
- Maximum Raise Amount: US $1,000,000

Overview

About Us

SwitchPitch is changing the way big and small companies do business together. We see ourselves as the LinkedIn for business development – just as on LinkedIn, where professionals post their resumes and employers hire them in the LinkedIn marketplace, on SwitchPitch, startups and other small businesses post their "profiles" and larger enterprises who need projects done hire the startups to do those projects.

The Problem

In the past, we believe scrappy startups and small businesses could not break into Corporate America, repeatedly meeting with the wrong contacts and wasting precious time with long sales cycles that rarely resulted in closed deals.

We are solving this problem by developing an online software-as-a-service (SaaS) platform enabling big companies to manage their startup and small/medium enterprise (SME) engagements.

How it Works

The platform consists of:

- Database of 35,000+ startups / SMEs

- Marketplace where enterprises can publish internal projects that they can't undertake themselves, due to staffing and/or business development constraints – and match those projects with startups or SMEs that can.

The projects range from nice-to-have ancillary needs to larger corporate problems with core business lines. Startups / SMEs then bid on the projects. Our goal is to built our platform into a dynamic two sided marketplace.

Our Growth

- The platform is in beta use with large enterprises like Metlife, Syngenta, Thales, Barclays and others who use us to connect with early-stage innovation.

- To date, SwitchPitch's marketplace has hosted more than 200 projects, with a 40% success rate, with signed deals between big and small companies. Gannett, Samsung, HBO, Assurant, and many more have signed deals using SwitchPitch.

- SwitchPitch has been recognized by the U.S. Department of Commerce and the White House through a jointly hosted event at the Department of Commerce, sponsored by the White House Startup Demo Day program, and been featured by many publications including Fast Company, Entrepreneur, Inc., Bloomberg, Washington Post, US News, Real Money with Ali Velshi, Upstart Journal, and the LA Times.

(Procurement)   (Enterprise Applications)   (Innovation Management)   (Application Platforms)   (Marketplaces)   (Startups)   (SaaS Platform)   (Washington, D. C.)

Website: http://www.switchpitch.com







SwitchPitch
GET DEALS DONE
STARTUP
ENGAGEMENT
MANAGEMENT PLATFORM
"Whether it's a temporary pitch, or for a long-term solution, SwitchPitch Connect offers a unique opportunity to build a network, solve problems and foster innovation."*
Bryson Koehler,
Chief Information and Technology Officer, The Weather Company
switchpitch.com
*The above individual was not compensated in exchange for his testimonial. In addition, their testimonials should not be construed as and/or considered investment advice.

DOWNLOAD

Product & Service

We created a custom built platform called SwitchPitch Connect - a two-sided marketplace serving startups and businesses. Our platform is cloud-hosted by Amazon Web Services and delivered to clients via the Internet.

By harnessing the power of the marketplace, large enterprises now have the ability to easily post a project and outline their needs, such as company model, budget, timeline, necessary business inclusions, and solution expectations. They can include images, PowerPoint and videos. We then promote the projects to our network of global startups, which are tagged according to industry so startups can see projects specifically relating to their business model. Big companies are charged from $1,000 to $10,000 per month for platform access.

Platform Features

1. **Identify:** Once the account is created, platform clients search our database of 35,000+ startups / SMEs to identify relevant small companies for their projects.
2. **Qualify:** Clients easily post a project, from nice-to-have ancillary needs to vexing problems with core business lines. They outline their project needs, such as company model, budget, timeline, necessary business inclusions, and solution expectations.
3. **Engage:** SwitchPitch promotes the projects to our vast network of global startups / SMEs who are tagged according to industry, so they can see projects specifically relating to their business model. Startups / SMEs develop innovative solutions using either their existing technology or custom-build solutions that play on their unique abilities. Startups / SMEs post a bid and the big company is notified to visit the platform.
4. **Track:** Enterprise clients review the bid, keep the startup informed of the review process, and let the startup know if it is a finalist. Clients track startups using tags, notes and watch lists. Clients then sets up interviews, chooses a small company, and the deal gets done. Deal details are logged on Connect for ongoing tracking.

Gallery

Startup Engagement Management



Startup Engagement Management.

Media Mentions

   

   

Team Story

As a startup founder, seed investor, and occasional big company employee after an acquisition, Michael Goldstein, Founder and CEO, experienced business development from many perspectives. It´s never easy for startups - wrong time, wrong product, wrong contact, wrong price, etc.

Startups frequently don´t have the resources for long business development cycles - especially when outcomes are so uncertain. We launched SwitchPitch to make the ever-elusive business development process transparent and efficient.

Founders



Michael Goldstein
FOUNDER AND CEO

Michael is in charge of managing all business activities, including sales, fundraising and product development. Michael has over 15 years of experience with start-up businesses. His ventures included Magazine-of-the-Month, which sold to Magazines.com in 2004; DealPal, which he founded in 2006 and subsequently sold to Caivis Acquisition Corporation in 2010. In 2012, he founded Exhilarator Services, which helped new businesses getting started.

He also raised seed fund and invested in eight startups including AdsNative (subsequently funded by InterWest Partners) and Umano (subsequently funded by Mark Cuban). Michael graduated from Boston University in 1995.

He currently serves on the Entrepreneurs Organization's DC Board as Chair of EO's Global Student Entrepreneur Award (GSEA) competition.

Key Team Members



Jeff Ryder
BUSINESS DEVELOPMENT (VIA GLACIER POINT VENTURES)



Mikhail Kuklin
TECHNOLOGY (VIA CLEVERTECH)



Mariah Robinson
MARKETING (VIA BEARLY MARKETING)



Cage Sodhy
DESIGN (VIA SUBTURE)

Notable Advisors & Investors



DreamIt Ventures
Investor, Portfolio includes 250+ breakthrough technology companies



Allen Morgan
Investor, IdeaLab Board of Directors Mayfield Fund former managing director



David Steinberg
Investor, Founder, Zeta Interactive Founder, inPhonic



Ian Mcnish
Investor, Founding Team, LinkedIn. Technical Advisor with focus on operations and scaling.



Stan Shuman

Investor, Allen & Co.



Dendy Young

Investor, Active investor & board member. Currently active in Personalized Cancer Therapy



Marty Isaac

Investor, Seasoned entrepreneur, angel investor and activist with 25 years experience



Ian Mcnish

Advisor, Founding Team, LinkedIn. Technical Advisor with focus on operations and scaling.



Allen Morgan

Advisor, IdeaLab Board of Directors Mayfield Fund former managing director



Bill Angeloni

Advisor, FreeMarkets former GM



David Steinberg

Advisor, Founder, Zeta Interactive Founder, inPhonic

Q&A with the Founder

Q: How do you acquire large enterprise customers for SwitchPitch?

SwitchPitch: SwitchPitch utilizes a process to identify, engage and close enterprise sales: 1) Warm introduction or cold email to get the conversation started 2) Web demo showcasing the platform 3) Platform trial access / beta project 4) Contract review 5) Close deal

Q: How do you identify the decision-makers in these large and often bureaucratic companies?

SwitchPitch: We leverage referrals, email campaigns, targeted online ads, LinkedIn, articles and enterprise websites.

Q: How did you establish pricing tiers for Standard, Pro and Enterprise?

SwitchPitch: We developed pricing based on feedback of the value created within enterprises, along with our cost structure of providing high-touch customer support.

Q: What's the revenue split among Standard, Pro and Enterprise?

SwitchPitch: It is too early to determine this.

Q: How will you upsell to higher priced tiers given low entry pricing?

SwitchPitch: We track client platform usage and will offer additional paid functionality based on needs; we plan on adding new modules with enhanced functionality / industry-specific tools at higher price-points.

Q: What is the benefit of private project and search startup directories?

SwitchPitch: We believe these features enable large companies with sensitivity towards privacy to explore startups and receive startups submissions without publicly broadcasting their needs.

Q: What are SwitchPitch events?

SwitchPitch: SwitchPitch events bring together big companies presenting needs with innovative startups in the audience. SwitchPitch uses events to launch into new industries. Events provide a potentially cashflow positive way to acquire large companies – initially through the event, followed by conversion to utilizing our online platform.

Q: What is the benefit to startup networks w you offer direct introductions?

SwitchPitch: For large companies looking to build out a startup ecosystem, direct introductions to startup communities help them achieve their goals. The relationships are managed on our platform, so direct introductions help facilitate more platform usage.

Q: What customization features do you offer to Enterprise?

SwitchPitch: We offer customized access for certain user types; custom reporting; custom tagging functionality; custom project posting capabilities.

Q: Describe the technology behind your product and how it will evolve.

SwitchPitch: Our platform consists of a searchable startup database and a marketplace where needs are published. The platform is custom-built using PHP and hosted on Amazon Web Services. We continually roll out new functionality based on client feedback. Our technology evolution will come when we offer modularized versions of our platform tailored for specific industries.

Q: How do you match startups with clients and how will this process evolve as you scale?

SwitchPitch: We take a marketplace approach and provide many tools to enable startups to self-differentiate. Tools include comprehensive startup profiles; business development history; 3rd party data overlays on startup profiles; project submissions where startups provide details of how they would execute on a corporate need.

Q: What are hiring plans after the raise? Will you hire any of your current contractors or advisors? If not, how will you handle the responsibility transitions to new hires?

SwitchPitch: We'll hire a VP of Technology; customer success manager and VP of Product. Technology will be an outside hire and we'll overlap our current resources with a new hire to provide time for transition. Customer success and VP of Product are both new positions.

Q: What are your financing plans in the next 3 years if you are not going to hit profitability?

SwitchPitch: We intend to raise $1.5 million in the coming six months, including crowdfunding investment. Depending on adoption and cashflow, we'll look to raise $4-5 million in 18 months to scale to profitability.

Show fewer answers from the founder

Term Sheet

Fundraising Description

Round description	Seed
Round size	US $1,000,000
Minimum investment	US $500
Target Minimum Raise Amount	US $250,000
Maximum Raise Amount	US $1,000,000

Key Terms

Security Type	Convertible Note
Conversion discount	20%
Valuation Cap	US $4,500,000
Interest rate	6%
Note term	36 months

Use of Proceeds

Prior Rounds

If Minimum Amount Is Raised

- Marketing/PR/Lead g...
- Technology Develop...
- Team

If Maximum Amount Is Raised

- Marketing/PR/Lead g...
- Global launch
- Technology Develop...
- Team

The graph below illustrates the valuation cap or the pre-money valuation of SwitchPitch's prior rounds by year.

Pre-Seed	
Round Size	US $505,000
Close Date	Dec 1, 2015

Security Type	Convertible Note
Valuation Cap	US $3,000,000

Financial Discussion

Financial Statements

Our financial statements can be found below in the Data Room.

Financial Condition

SwitchPitch LLC has been in operations as a company starting on August 25, 2013. Since inception, we have not generated significant revenue from the purchase of or subscription for our core product, the SwitchPitch online platform. As such, we are still a development stage company and are dependent on additional financing, including this offering, to have the funds develop our platform further necessary and accelerate sales and marketing.

Results of Operations

The Company has not yet generated substantial revenues from its platform, has sustained losses both in 2014 and 2015 and, so far, in 2016.

Our operating expenses consist of product development, professional services, insurance, event production and management, marketing and advertising, utilities, and general and administrative costs. Operating expenses in 2015 amounted to $ 219,653, an increase from $ 148,230 in 2014. The primary components of the increase were due to:

● Product development expenses increased from $93,659 in 2014 to $219,653 in 2015.

● General and administrative expenses increased from $ 54,571in 2014 to $85,537 in 2015.

As a result of the foregoing factors, our net loss from operations was $180,412 in 2015.

From January 1, 2016 through March 31, 2016, our total revenues were $22,123 with operating losses amounting to $ 4,985.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from usage of our platform, subscriptions only provide a fraction of the money needed to operate the company, and profits are not likely for some time.

As of December 31, 2015, we incurred a net loss of approximately $193,400 compared to approximately $100,418 incurred in 2014. The company has a members' deficiency of $417,651 and $153,856 as of December 31, 2015 and 2014, respectively.

We had cash on hand in the amount of $12,086 as of December 31, 2015. By March 31, 2016, we had cash on hand in the amount of $18,500.

The continuation of the company's business is dependent upon raising adequate additional financial support, which includes raising additional capital through the issuance of equity, incurring additional debt through a financial institution, or the sale or merger of the company. The company does not have any bank loans or lines of credit it can call on to fund its operations.

We have not committed to make any capital expenditures, and in the event we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Indebtedness

We do not have any significant indebtedness other than the convertible notes discussed below. We have a company corporate credit card with a current outstanding balance of $20,000. We owe our developers $80,000, to be repaid in the next six months.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

● We have issued convertible notes to various investors in 2014, 2015 and 2016 in a total amount of $470,000 raised using convertible note. These notes were issued to accredited investors in reliance on Rule 506(c) under the Securities Act. Terms of the notes were substantially similar to the current offering but with a valuation cap of $3 million. We describe terms of the notes in more detail below.

● We have issued additional convertible notes to two accredited investors on July 29, 2016 in the amount of $35,000 with terms substantially similar to the previously issued convertible notes with a valuation cap of $3 million. This issuance provides bridge financing for the company pending the closing of this offering.

Following the conclusion of this offering, we plan on issuing convertible notes to accredited investors in reliance on Rule 506(c) under the Securities Act. The terms of those notes have not yet been finalized.

The terms of the company's previously issued convertible notes are as follows:

SwitchPitch issued $220,000 and $100,000 convertible notes during the years ended December 31, 2015 and 2014, respectively. The notes bear interest at 6% per annum and mature 36 months after issuance. $100,000 and $220,000 of the notes mature in 2017 and 2018, respectively. Maturity is subject to an acceleration clause in the case of a change in control. No payments are required until maturity, when all principal and accrued interest comes due.

The notes are automatically converted into the company's membership interests upon a qualified equity financing transaction (as defined in the agreements) of $1,000,000 or more. The conversion price applicable to the $220,000 of notes issued during 2015 and $25,000 of the notes issued in 2014 is at a 20% discount to the pricing in the triggering equity financing, subject to a valuation cap of $3,000,000. One such note (principal of $100,000), is subject to an agreement providing the noteholder with certain rights and privileges pertaining to the company's live events, including native content integration, physical and digital presence, signage, booths, free tickets, access and introductions, certain rights to the company's email lists, and favored accelerator status, among other provisions.

The remaining two notes issued during 2014 for $25,000 and $50,000 are convertible into 2.5% and 5%, respectively, of the company's membership interests then outstanding (taking into account the closing of the qualified financing and assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the subject note). The first of these notes, in the amount of $25,0000, is owned by Exhilarator, LLC, which was founded by the founder and managing member SwitchPitch, Michael Goldstein. The latter note contains a provision providing the noteholder an option upon a sale of the company (as defined in the agreement) for repayment of principal and interest or the payment of a 5% equity equivalent from such transaction. This noteholder also is entitled to 5% of any distributions by the company while the note is outstanding.

During 2016, the company issued six convertible notes for total principal of $185,000. These mature in 36 months (2019), require no payments of principal or interest until maturity, and bear interest at 6% per annum. The notes are automatically converted into membership interests in the company upon a qualified equity financing of $1,000,000 or more, at a 20% discount to the pricing in the triggering round, subject to a $3,000,000 valuation cap.

Total Notes outstanding as of August 1, 2016: $505,000. These notes bear an interest rate of 6% and have maturity dates three years after their respective issuances. These notes are convertible into equity based on a $3,000,000 valuation cap.

Valuation

We have not undertaken a valuation of the company.

Use of Proceeds

We are seeking to raise a minimum of $250,000 and up to $1,000,000 in this offering through Regulation Crowdfunding. The proceeds of this offering, along with our most recent offering under Rule 506(c), will be used to cover the operating expenses of SwitchPitch.

The identified uses of proceeds are subject to change at the sole direction of the executive officers and directors based on the business needs of the company.

The following uses of proceeds are based on the company's current spending forecast and include:

- $80,000 used to repay Clevertech for development expenses
- Approximately $350,000 on technology development
- Approximately up to $625,000 on team expansion
- Approximately $225,000 on marketing, public relations and lead generation
- Approximately $150,000 on global launch

Our main focus will be in order of priority:

1. Expansion of the team by bringing in:

- VP of Development
- Customer Success manager
- Sales Manager

2. Bring technology in-house

3. Sign partnership deals with channel sales partners

4. Rollout startup partnership program

5. Exhibit at innovation trade events

We will delay global launch and slow down team expansion if we raise less than the anticipated proceeds.

Market Landscape

Digital collaboration between large and small business is a $1.5 trillion growth opportunity - equivalent to 2.2% of global GDP

– Harnessing the Power of Entrepreneurs to Open Innovation: The Digital Collaboration Index, Accenture, Page 2 (2015)

Risks and Disclosures

We are selling convertible notes. The notes will convert into equity securities at the option of the investor (you) or upon the occurrence of specified events, including a public offering raising $250,000 or more, or a private offering raising $1,000,000 or more. The notes convert at a discount of 20%, meaning you are rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time a holder of the note decides to convert might value the company at an amount well below $4.5 million valuation cap, so you should not view the $4.5 million as being an indication of the company's value.

Our auditor has issued a "going concern" opinion. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to make any profits at all.

We plan to reorganize the company as a Delaware corporation prior to converting the notes in this Offering into equity interests but do not currently have a conversion plan. We are currently organized as a District of Columbia limited liability company. We plan to reorganize as a Delaware corporation prior to the conversion of the notes, whether it is due to a subsequent equity financing, acquisition of the company, or maturity of the notes. However, we do not have a currently have a conversion plan in place. The approval of any plan will require unanimous consent of the members of our LLC at the time the plan is effected.

We do not currently have a limited liability company operating agreement. We don't have an operating agreement, which sets out obligations of company and our managers and members. Therefore rely on the default provisions of the District of Columbia LLC act, which could lead to uncertainty.

Does anyone want our product and will they pay enough for it? We will only succeed if we establish a stable client base including large enterprise clients. Slow adoption by enterprise clients would mean that we would not be able to generate enough revenue from them. It could also have a knock-on effect and cause our start-up clients to abandon our platform.

We may not be able to develop and protect technology in accordance with our plans. Our plan to develop artificial intelligence technology to recommend startups to large companies based on project specifics may fail. We may spend a lot of time and money on designing the technology only to find out it does not work. We have been dependent on a single developer to work on our platform and we will require additional resources to make the platform more robust so that sophisticated enterprises are able to use it on a wider scale. Even if we successfully develop our technology, we may not be able to obtain appropriate intellectual property protection for it, which would make it less valuable.

We are not going to make any profits for at least 3 years. We do not have significant revenues and no profits are projected for the next 3 years, at the very least. There is no guarantee we will make any profits after 3 years or ever.

Michael Goldstein is our sole key manager. We depend on the skills and experience of Michael Goldstein. Michael works full time, but needs to hire further employees to successfully scale up. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

We will need more people to join our company. We will need additional engineers, and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

The company is going to need more money. We might not sell enough securities in this Offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

We have a number of competitors. There are other companies providing services similar to ours. Some of these companies may be able to develop technologies superior to ours and may succeed in taking some of our clients.

Any valuation at this stage is pure speculation. We are not saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security, which, as we point out above, has no set price until someone else invests in us. Don't think you can make that call? Then don't invest.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



SwitchPitch's Form C

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download SwitchPitch's Form C here.

Data Room

NAME	TYPE
> 🗀 Pitch Deck and Overview (2 files)	Folder
> 🗀 Product or Service (8 files)	Folder
> 🗀 Financials (1 file)	Folder
> 🗀 Fundraising Round (2 files)	Folder
> 🗀 Investor Agreements (1 file)	Folder
> 🗀 Due Diligence (1 file)	Folder

Join the Conversation

Be the first to post a comment or question about SwitchPitch.

Say something here...	POST

Frequently Asked Questions

About Reg CF Offerings

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options, limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (a copy of which may be found below) before making any investment decision.

Making an Investment in SwitchPitch

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by SwitchPitch. Once SwitchPitch accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to SwitchPitch in exchange for your shares. At that point, you will be a proud owner in SwitchPitch.

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A *convertible note* is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types check out "How to Choose a Startup Investment" in our academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, SwitchPitch has set a minimum investment amount of US $500.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

How can I (or the company) cancel my investment?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about their business.

Can I get rid of my securities after buying them?

Securities purchased through a Reg CF offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company who sold the securities

2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

Browse Investments

COMPANY

HOW IT WORKS

LEARN

JOIN

About

Invest

Academy

Investors

Team

Raise

Glossary

Entrepreneurs

Press

Regulation A

Blog

LEGAL

Jobs

Terms of Use

FAQs

Privacy Policy

SI Privacy Notice

Customer Agreement Part I

Customer Agreement Part II

This site is operated by SeedInvest Technology, LLC ("SeedInvest"), which is not a registered broker-dealer. SeedInvest does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. SeedInvest has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither SeedInvest nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. By accessing this site and any pages thereof, you agree to be bound by the Terms of Use and Privacy Policy.

All Regulation CF offerings are conducted through SI Portal, LLC ("SI Portal"), an affiliate of SeedInvest, and a FINRA/SEC registered funding-portal, located at 222 Broadway, 19th Floor, New York, NY 10038. Regulation CF offerings are not permitted to be conducted by SI Portal prior to May 16, 2016, and it shall not do so. All other securities-related activity, including, but not limited to private placement offerings under Regulation D and A are conducted by SI Securities, LLC ("SI Securities"), an affiliate of SeedInvest, and a registered broker-dealer, and member FINRA/SIPC, located at 222 Broadway, 19th Floor, New York, NY 10038, and/or North Capital Private Securities Corporation ("NCPS"), an unaffiliated entity, and a registered broker-dealer, and member FINRA/SIPC, located at 2825 E Cottonwood Pkwy, Salt Lake City, Utah 84121. SI Portal, SI Securities and/or NCPS do not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.